Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2011	2010	2009
	(in thousands except for per share data)

Net income	$175,459	$156,959	$105,505

Basic weighted average shares outstanding	85,783	85,618	85,484

Diluted weighted average shares outstanding	85,793	85,647	85,544

Basic net income per share	$2.05	$1.83	$1.23

Diluted net income per share	$2.05	$1.83	$1.23